

SHANDOKA
ELECTRIC MOTORCYCLES

Striving to place electric motorcycles everywhere they are needed

info@shandokacycles.com

The Problem
Disrupting combustion vehicles

Rapidly changing markets and products in transportation and mobility

No Waste stream collection from old vehicles for proper handling and upcycling

Legacy motorcycle technology does not meet carbon emission targets

Independent motorcycle shops facing technology cliff – sales and maintenance



The Opportunity

Value	Create Value for upcycling and remanufacturing
Support	Support Independent motorcycle business, B2B2C
Replace	Replace dirty combustion from daily travels
Provide	Provide technology bridge for motorcycle shops



March 2021 Survey

673 existing cycle riders in the U.K.

47% want to buy electric, and 3.6% already have

85% riders under 25 want to buy electric

40% overall want to BAN new Petrol motorcycles

Reasons cited for purchase:

58% instant torque and power   44% long-term savings

Reasons against:

65% Charge time and range   42% miss the sound

Source: Bikesure UK (motorcycle insurance company)



USA Market for MOTORCYCLES



US Total Market $9 to $11 BILLION

2 MILLION used cycles sold each year

Addressable: 400,000 motorcycles annually

Attainable by 2030: 100,000 RetroFit yearly, 5% of sales

GLOBAL MARKET
Motorcycles $116B Opportunity

 USA – 2 M New Registrations of Used Motorcycles annually

 Europe – 1.2 M registered – 25% mopeds

 Pakistan – 34 million registered – Same models for 50 years

 India – 37 million registered – "Smart Village" initiatives

 Vietnam – 45 million registered

 Africa – est. $9 Billion Market, almost all used



The Shandoka Solution

Protected method for Motorcycle RetroFit

Right fit with Motorcycle Culture –
local shops are the cornerstone

Regulatory Advantage –
no government approvals on launch

Lowest carbon footprint –
upcycling and reuse, sustainability goals

Scalable production on regional and global
level for greatest impact





SHANDOKA RETRO-FIT ADAPTER ON YAMAHA XS400, SKELETON FRAMEWORK SHOWN

THE RETRO-FIT SOLUTION

Personalization of motorcycles leads to community storytelling

Simple gas to electric retrofit system

- Safety
- Reliability
- Future Proof

SHANDOKA
ELECTRIC MOTORCYCLES



Truly Autonomous Welding



Motorcycle Conversion Systems:

Unified Design supports 5 general retro-fit kits. All use same primary components.

- Street / commuter / cruiser bike types ready for final prototyping

- Simple to adjust design for custom fit by A.I. enhanced robotic welders cuts cost by 60% with no forward CapEx

- Margin increase by 20% with advanced fabrication and subscription robotics

- Future Path: Custom 3D Print systems, 100% Tailored Fit for Every Motorcycle

SHANDOKA
ELECTRIC MOTORCYCLES

Shandoka

Underlying Magic

Our motorcycles are already on the road around the world – existing VIN

Localized manufacturing with robotic systems and human welders

Tailored-fit motorcycles with adapters for every cycle architecture easily produced

Empower and engage with local Motorcycle Shops to build culture

Easy Net-Zero Carbon compliant solution



Shandoka Launch Team



Ernest Eich

CEO, Founder

Inventor of retrofit adapter system and business model designer



Priya Ahluwalia

CMO

Skilled International Marketing officer



Daniel Karayan

CFO/Operations

Previously as CFO/COO with international roles



Gregorio Muraco

Dir of Cycle Design

International brand developer and design vision setter

SHANDOKA
ELECTRIC MOTORCYCLES

Shandoka Launch Team







Mike Del Pietro	John James	Nebras Hayek
Sales tracking and business modeling	Leadership Development and Sales Teams Support	Beta Tester and Influencer marketing team

Fundraising Timeline

Round	Goal
Pre-Seed – $250K @ $10M Now thru Oct 2021	Sales of RetroFit Fleet services test case
Seed – $8M @ $53.3M Open Feb 2022	Activate first manufacturing facility
Series A – TBD Open Oct 2023	Prepare Expansion for Global footprint

- September 2021 – 2 complete USA market retrofit motorcycles for demo rides
- Q3 begin active sales with Europe partners
  Q4 open first sales in Australia (their summertime)
- Q3/Q4 of 2021 begin factory retrofit work on first 12 private sales for the USA
- Q2 of 2022 – A.I. welding ready for adapter system fabrication “1 per day” minimum
- Q3 of 2022 – Begin US fabrication of new scooters and compact motorcycles
- Q1 of 2024 – prepare for international production locations to serve regional demand

Shandoka Business Model

Retro-Fit Motorcycle leads entry to the marketplace, avoids regulatory hurdles.

Community Building is the backbone of the brand – dealership networks

Authorized and trained shops maintain culture and quality

New production for motorcycles & scooters that support the demand for clean mobility.



Reasons to invest in Shandoka now:

Empowering Everyday People
with sustainable mobility choices

- Aligns with Global Emission mandates – Worldwide solution

- Functionally Mature Technology

- Community integrated business

- Women, Millennials, Gen-Z fastest growing motorcycle rider group



Underlying structure shown

Trademark design
US and INTL Patents in Process

Join the Journey – info@shandokacycles.com
Ernest Eich – founder and inventor



SHANDOKA
ELECTRIC MOTORCYCLES



Appendix Information

info@shandokacycles.com

Striving to place electric motorcycles everywhere they are needed

The Motorcycle Industry

Snapshot

Challenge to established brands – combustion knowledge is useless

Technology blurs line between bicycle / moped / motorcycle

New markets of on-demand / shared vehicle use / ride hail



Motorcycles Global market

$ 116 B in 2018

Grow to $156B in 2026

Motorcycles US market

$ 9-11 B in 2018

Electric Motorcycles Global

$15 B in 2017

Grow to $ 22 B 2024



Global Market Insights
Insights to innovation.
ELECTRIC MOTORCYCLES & SCOOTERS MARKET
GLOBAL STATISTICS
REGIONAL INSIGHTS
5%
CAGR (2018-24)
Industry Size (2017): >$15.5 BN
SLA batteries industry share (2017): 85%
Lithium-ion battery equipped electric motorcycles & scooters market CAGR (2018-24): 11%
APAC currently procures a major chunk of the global share
Europe CAGR (2018-24): >15%
Electric Motorcycles & Scooters Industry to exceed $22 BN by 2024

info- Persistence Market Research, 2019
and Statista Research, 2021

SHANDOKA ELECTRIC MOTORCYCLES

The Electric Motorcycle Industry

Competitive space

Existing – Harley, Honda, Royal Enfield, BMW, Curtiss, Yamaha…

Early electric specialty – Zero, Energica, Alta Motors (bought by Harley)

Recent startups – Damon Hyperbike, Johammer, Horwin Tech, Yadea

Chinese Industry – Standard Chinese Motorcycle

Establishment expansion – Apple, Foxconn





SHANDOKA RETRO-FIT ADAPTER ON YAMAHA XS400, SKELETON FRAMEWORK SHOWN

THE RETRO-FIT SOLUTION

Personalization of motorcycles leads to community storytelling

Simple gas to electric retrofit system

- Safety
- Reliability
- Future Proof

SHANDOKA
ELECTRIC MOTORCYCLES



Scooter light

gravity sketch



Maxi scoter

gravity sketch

THE CITY-SIZE SOLUTION

- Street Legal

- Easy load Cargo

- Easy to Operate

- Easy to Maintain

- 60 mile range at 45 mph

- Battery Exchange or Fast Charging



Commuter

gravity sketch



Maxi

gravity sketch

THE COMMUTER SOLUTION

- Street Legal
- Traffic Ready
- Easy to Operate
- Easy to Maintain
- 100 mile range at 65 mph
- Fast charging

THE RECREATION RIDER SOLUTION



Supersport

gravity sketch



All terrain

gravity sketch

- Each class of motorcycle suited to the type of riding experience
- Power options tailored to the buyer
- High-Energy Density systems
- Fast charging
- Dealer Serviceable

Truly
Autonomous Welding



A.I. enabled robotic welding with zero capital expense from Path Robotics





SHANDOKA ELECTRIC MOTORCYCLES
1213 W. MOREHEAD STREET, 5TH FLOOR
CHARLOTTE, NC 28208
www.ShandokaCycles.com